UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Red Cat Holdings, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

75644T100
(CUSIP Number)

Gregory French c/o Fat Shark Holdings, Ltd. Cayman Enterprise City, 90 North Church Street, George Town, Grand Cayman, Cayman Islands, P.O. Box CEC 30 Grand Cayman, KY1-9012
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75644T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory French
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO / PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,338,255
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,338,255
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,338,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of Red Cat Holdings, Inc. (the “Company”). The address of the principal executive office is 370 Harbour Drive, Palma del Mar, Humacao, PR 00791.

Item 2.	Identity and Background

This Schedule 13D is filed by Gregory French, a Canadian citizen (the “Reporting Person”). The business address of the Reporting Person is c/o Fat Shark Holdings, Ltd., Cayman Enterprise City, 90 North Church Street, George Town, Grand Cayman, Cayman Islands, P.O. Box CEC 30 Grand Cayman, KY1-9012. The Reporting Person is the founder of Fat Shark Holdings, LTD. and his principal occupation is Chief Technology Officer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On September 30, 2020, the Reporting Person entered into a Share Purchase Agreement (“Agreement”) among the Company, Fat Shark Holdings, LTD., Fat Shark Tech., LTD., Fat Shark Technology SEZC, and FS Acquisition Corp. Pursuant to the closing of the acquisition on November 2, 2020, the Reporting Person was issued 5,227,273 shares of Company Common Stock.

On November 6, 2020, the Reporting Person acquired 110,982 shares of Company Common Stock in a private purchase for $50,000 cash. The source of the funds was personal funds.

No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction

The information in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

The information in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As reported in the Company’s Current Report on Form 8-K filed with the SEC on November 6, 2020, and Current Report on Form 8-K filed with the SEC on October 5, 2020, the Reporting Person has agreed to certain restrictions on the disposition of the shares received during for a period of two years following closing (the “Lock-Up Agreement”). Under the Lock-Up Agreement, a limit of up to the greater of 20% or $1,000,000 of the shares received may be sold prior to the 12 month anniversary of the closing in privately negotiated transactions (provided the purchaser enters into a joinder agreement and agrees to be subject to the same restrictions on such shares). Following the first year after closing, up to 10% of the average daily volume of the common stock during the prior 10 trading days may be sold. The Agreement also requires the Reporting Person sell a pro-rata amount of his common stock and provides for mandatory participation in certain sales by our large shareholders.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 11, 2020
Dated
/s/ Gregory French
Signature
Gregory French
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).